Exhibit 99.1

UCI Holdings Limited Enters in Forbearance Agreement with Noteholders;

Continues Discussions with Noteholders

March 18, 2016 (Lake Forest, IL). UCI Holdings Limited announced today that it and its wholly-owned subsidiaries, UCI International LLC and UCI Acquisition Holdings (No.3) Corp. (collectively, the “Company”), have entered into a forbearance agreement with holders of more than 80% of its 8.625% senior unsecured notes (the “Notes”) with respect to the non-payment of the interest payment due on February 16, 2016. Under the terms of the indenture governing the Notes, the Company had a 30-day grace period for interest payments. This agreement provides that during the forbearance period the Noteholders will not seek to enforce any remedies against the Company as a result of the event of default due to the failure to make the interest payment. This forbearance arrangement may be terminated on short notice.

The Company is engaged in discussions with representatives of these Noteholders. The Company believes it has sufficient liquidity to continue meeting all of its obligations to employees, customers, and suppliers while these forbearance arrangements remain in effect.

This information shall not deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and shall not be deemed to be incorporated by reference into any of the registrants’ filings under the Securities Act of 1933, as amended, or the Exchange Act, whether made before or after the date hereof and regardless of any general incorporation language in such filings, except to the extent expressly set forth by specific reference in such a filing.

For more information, contact Joseph Doyle at (847) 482-2409.

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